UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08029681

SEC Mail Processing Section
MAR - 4 2008
Washington, DC 111

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 MM/DD/YY AND ENDING 12-31-07 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAROLINA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 Crescent Green Suite 115
(No. and Street)

Cary (City) NC (State) 27518 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMillan Pate & Co, L.L.P.
(Name – *if individual, state last, first, middle name*)

615 Oberlin Rd. Suite 200 (Address) Raleigh (City) (State) 27605 (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/11

TA 3/24

OATH OR AFFIRMATION

I, Andrew G Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Securities Inc, as of 12-31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NC, County of WAKE
Signed before me on this 3rd day of MARCH, 2008 by ANDREW G BURCH

Katherine E Adams
Notary Public
Katherine E. Adams
My Commission Expires 6 / 6 / 2012

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McMillan, Pate & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

615 OBERLIN ROAD, SUITE 200

RALEIGH, NORTH CAROLINA 27605

J. MICAH PATE, III
ANGELA W. BANASK
THOMAS M. DOHERTY
BRIAN T. BENNETT

JAMES L. MCMILLAN, JR.

TELEPHONE (919) 836-9200
FACSIMILE (919) 836-9288

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Carolina Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Carolina Securities, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McMillan, Pate & Company, L.L.P.

February 28, 2008

Carolina Securities, Inc.

Report on Audit of Financial Statements

for the year ended December 31, 2007

McMILLAN, PATE & COMPANY, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

615 OBERLIN ROAD, SUITE 200

RALEIGH, NC 27605

CONTENTS

McMillan, Pate & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

615 OBERLIN ROAD, SUITE 200

RALEIGH, NORTH CAROLINA 27605

J. MICAH PATE, III
ANGELA W. BANASK
THOMAS M. DOHERTY
BRIAN T. BENNETT

JAMES L. MCMILLAN, JR.

TELEPHONE (919) 836-9200
FACSIMILE (919) 836-9288

Independent Auditors' Report

Board of Directors
Carolina Securities, Inc.

We have audited the accompanying statement of financial condition of Carolina Securities, Inc. as of December 31, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMillan, Pate & Company, L.L.P.

February 28, 2008

CAROLINA SECURITIES, INC.
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	38,774
Prepaid expenses		840
	$	39,614
Liabilities and Stockholder's Equity		
Accounts payable - affiliate	$	6,086
Income taxes payable		881
Total liabilities		6,967
Stockholder's equity:		
Common stock, par value $.01 per share; authorized 100,000 shares, issued and outstanding 200 shares		2
Additional paid-in capital		25,617
Retained earnings		7,028
Total stockholder's equity		32,647
	$	39,614

The accompanying notes are an integral part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Income
for the year ended December 31, 2007

Revenues:		
Investment advisory fees	$	25,000
Other		35,000
Total revenues		60,000
Expenses:		
Management fee		35,000
General and administrative		6,875
Total expenses		41,875
Income from operations		18,125
Other income (expense):		
Interest income		753
Income before income taxes		18,878
Provision for income taxes		881
Net income	$	17,997

The accompanying notes are an integral part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2007

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balances at December 31, 2006	200	$ 2	$ 25,617	$ (10,969)	$ 14,650
Net income	-	-	-	17,997	17,997
Balances at December 31, 2007	200	$ 2	$ 25,617	$ 7,028	$ 32,647

The accompanying notes are an integral
part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Cash Flows
for the year ended December 31, 2007

Cash flows from operating activities		
Net income	$	17,997
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses		960
Increase (decrease) in operating liabilities:		
Accounts payable - affiliate		4,850
Income taxes payable		881
Net cash provided by operating activities		24,688
Net increase in cash		24,688
Cash and cash equivalents at beginning of year		14,086
Cash and cash equivalents at end of year	$	38,774

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Carolina Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) formerly the National Association of Securities Dealers (NASD). The Company is a North Carolina corporation formed on January 22, 1996. FINRA requires a minimum capitalization of $5,000. The Company is an exempt broker-dealer as defined in provisions of SEC Rule 15c3-3(k)(2)(i). As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" are not applicable.

The Company primarily serves in an advisory capacity for corporate finance activities and provides investment and management advisory services to corporations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due utilizing currently enacted tax laws and rates.

Revenue Recognition

Investment advisory fees are recognized as earned pursuant to the terms of the contracts.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. At December 31, 2007, the Company did not have any deposits with a financial institution not insured by the Federal Deposit Insurance Corporation (FDIC).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

The provision for income taxes consists of:

Current expense:	
Federal	$ 590
State	291
Total	$ 881

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from the use of net operating loss carryforwards.

4. SUBORDINATE LIABILITIES

The Company had no existing subordinated liabilities during 2007. Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

5. TRANSACTIONS WITH RELATED PARTY

For the year ended December 31, 2007, the Company paid Calvert Holdings, Inc. (the stockholder) a management fee of $35,000 for employee services and office related expenses.

As of December 31, 2007 the Company owed Calvert Holdings, Inc. $6,086 for expenses paid on the Company's behalf. This amount is included in accounts payable - affiliate on the accompanying Statement of Financial Condition at December 31, 2007.

CAROLINA SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

Net Capital:		
Total stockholder's equity	$	32,647
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		32,647
Add:		
Subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinated borrowings		32,647
Deductions and/or charges:		
Nonallowable assets		(840)
Net capital before haircuts on securities positions		
Haircuts on securities		-
Net capital	$	31,807
Total aggregate indebtedness	$	6,967
Computation of basic net capital requirement:		
Minimum dollar net capital requirement (6 2/3% of aggregate indebtedness)	$	465
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	26,807
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	31,110
Ratio of aggregate indebtedness to net capital		0.2

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2007)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	37,538
Audit adjustments:		
Record accrued expenses		(4,850)
Record income tax provision		(881)
Net capital per above	$	31,807

END